February 24, 2009
VIA EDGAR
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Kronforst:

Re:	Ritchie Bros. Auctioneers Incorporated Form 40-F for the Fiscal Year Ended December 31, 2007 Filed February 21, 2008 File No. 001-13425
This letter is written in response to the comments included in your letter dated February 11, 2009 regarding your review of our Form 40-F filing referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our” or “us” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.
We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of United States.
Comments and Responses for 2007 Form 40-F
1)	You state in your response to prior comment number 1 that your Dubai-based subsidiary, Ritchie Bros. Auctioneers (ME) Limited, had hired a U.S. citizen in a “local operations role.” Please discuss for us whether the involvement of a U.S. citizen at your Dubai-based subsidiary constitutes a violation of U.S. sanctions.

Mr. Mark Kronforst
February 24, 2009

The presence of a U.S. citizen at our Dubai-based subsidiary does not constitute a violation of U.S. sanctions. This individual had no responsibilities with respect to any of the consignment or sales transactions conducted at our Dubai location. Those functions were performed by other individuals who were not U.S. persons. Instead, his role was to handle certain administrative operations at that location. We do not believe that such activities violate any sanctions imposed by the Office of Foreign Assets Controls (“OFAC”).
In our prior response, we indicated that, for U.S. and Mexico auctions, we do not permit nationals or residents of Iran, Syria or Sudan to consign equipment for sale or to register to bid or otherwise participate at any such auction. We further stated that, effective January 23, 2009, we expanded these restrictions to our auctions worldwide. However, this action was not taken because of a belief that the activity in Dubai was a violation of any U.S. sanctions. Instead, given that transactions with nationals from these countries were de minimis, and given our desire to have maximum flexibility with regard to the international movement of our employees, we decided to discontinue such transactions and avoid having to address these issues further.
2)	You also state in your response that citizens or residents of Iran, Syria, or Sudan have purchased equipment at your non-U.S. auctions. Please describe to us the types of equipment you or any of your direct or indirect subsidiaries have provided, directly or indirectly, to Iran, Sudan, or Syria. Certain types of equipment are included in the Department of Commerce’s Commerce Control List. Tell us whether, to the best of your knowledge, understanding, and belief, any of the equipment, components, or technology you have provided, directly or indirectly, into Iran, Sudan, or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such equipment, components, or technology have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran any equipment, components, or technology that can be put to military use, please discuss for us briefly the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

The equipment purchased by citizens or residents of Iran, Syria or Sudan at our auctions was construction equipment, primarily used equipment. None of this equipment has military use or is included in the Department of Commerce’s Commerce Control List contained in 15 CFR Part 774.
3)	You state in your response to prior comment number 2 that you have modified your compliance controls “to discontinue conducting any further business transactions involving residents of Iran, Syria and Sudan (along

Mr. Mark Kronforst
February 24, 2009

with other U.S. embargoed countries).” This statement raises the possibility that you have had business transactions with Cuba, another country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export control. Please advise us whether you have had business transactions, direct or indirect, involving citizens or residents of, entities located in, or the government of, Cuba. If so, provide us the same information regarding Cuba that we requested regarding Iran, Sudan, and Syria in the first two comments of our letter dated November 26, 2008 and the two preceding comments of this letter.
We have not had any business transactions, direct or indirect, involving citizens or residents of, entities located in, or the government of, Cuba.
Please contact me if you have any additional questions after reviewing our responses to your comments.

Sincerely,

/s/ Robert A. McLeod

Robert A. McLeod
Chief Financial Officer
Phone: (604) 233-5521
Email: rmcleod@rbauction.com